Exhibit 99.5

Execution Version

Certain identified information has been excluded from this exhibit because it is both not material and is the type that the registrant treats as private or confidential. Information that was omitted has been noted in this document with a placeholder identified by the mark “[***]”.

FIFTH AMENDMENT TO PROCEEDS DISBURSING AND SECURITY AGREEMENT

This Fifth Amendment to Proceeds Disbursing and Security Agreement (this “Amendment”) is entered into as of May 24, 2024 (the “Effective Date”), by and among UMB BANK, NATIONAL ASSOCIATION, not in its individual capacity, but solely as Trustee, solely in its capacity as disbursing agent (“Disbursing Agent”), GALLAGHER IP SOLUTIONS LLC, a Delaware limited liability company (“Servicer”) as successor to NLC II, LLC (formerly known as NEWLIGHT CAPITAL LLC), a North Carolina limited liability company, as servicer for the benefit of the Disbursing Agent under the Disbursement Documents and as collateral agent for the benefit of the Trustee under the Trust Transaction Documents, NLC II, LLC (formerly known as NEWLIGHT CAPITAL LLC), a North Carolina limited liability company as Security Trustee for the benefit of the Security Beneficiaries under the Security Trust Deed and CARBON REVOLUTION OPERATIONS PTY LTD ACN 154 435 355, a company limited by shares and incorporated in Australia (“Issuer”), CARBON REVOLUTION TECHNOLOGY PTY LTD ACN 155 413 219 (“Carbon Technology”), CARBON REVOLUTION PUBLIC LIMITED COMPANY, a public limited company incorporated in Ireland (Irish Registered number 607450) (“Carbon Public”) and CARBON REVOLUTION PTY LTD ACN 128 274 653 (formerly CARBON REVOLUTION LIMITED) “Carbon Revolution”, and together with the Issuer, Carbon Public and Carbon Technology, each, a “Co-Obligor” and collectively, the “Co-Obligors”).

RECITALS

WHEREAS, the Co-Obligors, Disbursing Agent, and Servicer are parties to that certain Proceeds Disbursing and Security Agreement dated as of May 23, 2023 (as amended by that certain First Amendment to Proceeds Disbursing and Security Agreement dated as of September 11, 2023, as further amended by that certain Second Amendment to Proceeds Disbursing and Security Agreement dated as of September 18, 2023, as further amended by that certain Third Amendment to Proceeds Disbursing and Security Agreement dated as of October 18, 2023, as further amended by that certain Waiver and Fourth Amendment to Proceeds Disbursing and Security Agreement dated as of March 4, 2024, as supplemented by that certain Joinder to Proceeds Disbursing and Security Agreement dated November 3, 2023 for purposes of joining Carbon Public as a Co-Obligor, and as may be further amended, restated, supplemented and otherwise modified from time to time, the “Disbursing Agreement”; capitalized terms used and not otherwise defined in this Amendment shall have the meanings given to such terms in the Disbursing Agreement to the extent defined therein) and the parties desire to amend the Disbursing Agreement in accordance with the terms and conditions of this Amendment;

WHEREAS, the Issuer has requested that the Servicer and the Disbursing Agent agree to amend certain terms of the Disbursing Agreement; and the Servicer and Disbursing Agent (at the direction of the Issuer and the Noteholders) agree to amend the terms of the Disbursing Agreement in accordance with the terms and conditions of this Amendment;

WHEREAS, the Servicer and the Security Trustee acknowledge that there has been an assignment of all of the Servicer’s right, title, interest, obligations, privileges, responsibilities and status in its capacity as “Servicer” only under the Disbursement Documents and Trust Transaction Documents pursuant to the Assignment Agreement;

WHEREAS, concurrent with the execution of this Amendment, each holder of Series 2024-A Notes and the Security Trustee are entering into that certain Recognition Deed under and in accordance with the Security Trust Deed, dated on or about the date of this agreement (the “Recognition Deed”) to render each holder of Series 2024-A Notes as a Security Beneficiary pursuant to the Security Trust Deed; and

WHEREAS, pursuant to Section 9.04 of the Trust Indenture dated as of May 23, 2023 between Issuer and UMB Bank, National Association, as trustee (the “Trustee”) (as may be amended, restated, supplemented and otherwise modified from time to time, including that certain Second Supplemental Indenture to the Trust Indenture, dated as of May 24, 2024, between the Issuer, as “Issuer,” and the Disbursing Agent, as “Trustee” (the “Second Supplemental Indenture”), and collectively, the “Indenture”), this Amendment is being made by, at the direction of and with the consent of the Noteholders of all Outstanding Series 2023-A Notes (as such term is defined therein).

NOW, THEREFORE, in consideration of the foregoing premises and other good and valuable consideration, the parties hereto hereby agree as follows:

1.          Amendment to Disbursing Agreement.

(a)          Section 1.1 (Definitions and Construction) of the Disbursing Agreement is hereby amended by adding the following new defined terms in the appropriate alphabetical order:

““Assignment Agreement” means that certain Assignment Agreement, dated as of November 1, 2023, by and among NLC II, LLC, a North Carolina limited liability company formerly known as Newlight Capital, LLC, and Gallagher IP Solutions LLC.”

““Deed of Resignation and Appointment” means the document entitled “Deed of Resignation and Appointment – PIUS – Carbon Revolution” dated on or about the Fifth Amendment Effective Date between Carbon Revolution, Gallagher IP Solutions LLC and others.”

““Fifth Amendment Effective Date” means May 24, 2024.”

““Intellectual Property Security Agreement” means the document of that name dated 23 May 2023 between the Issuer, NLC II, LLC (formerly known as Newlight Capital LLC) and others.”

““PIK Interest” shall have the meaning ascribed to such term as set forth in the Second Supplemental Indenture.”

““Majority of the Security Beneficiaries” shall mean those Security Beneficiaries whose Secured Moneys together at least equal a majority of the aggregate Secured Moneys of all Security Beneficiaries.”

““Series 2024-A Notes” means the fully registered “Series 2024-A Notes” issued under and as defined in the Trust Indenture.”

(b)          The definition of “Adjusted EBITDA” in Section 1.1 of the Disbursing Agreement is hereby deleted in its entirety and replaced with the following:

““Adjusted EBITDA” means for any period, Net Income (loss), plus (in each case to the extent deducted in determining Net Income for such period) (a) depreciation and amortization expense, (b) stock-based compensation expense, (c) interest expense, (d) income tax expense, (e) amortization of foreign currency (gain) loss, (f) fees, costs and expenses paid or payable in cash (including without limitation all Insurance Policy Premiums and all other amounts payable under Section 2.5 below) incurred or paid by Issuer and any of its Subsidiaries in connection with the Term Advances, the Disbursement Documents, the Series 2023-A Notes, the Series 2024-A Notes, the Trust Indenture, other Trust Transaction Documents and the transactions contemplated thereby up to and including the Closing Date, and (g) one-time transactional fees and costs incurred in connection with the TRCA SPAC Transaction and Qualified Capital Raises, and (h) non-cash expenses and charges and non-recurring expenses and charges as may be pre-approved by Servicer in Servicer’s sole discretion, less capitalized research and development costs.”

(c)          [Reserved.]

(d)          The definition of “Australian Insolvency Proceeding” is hereby deleted in its entirety and replaced with the following:

““Australian Insolvency Proceeding” shall mean “in respect of the Issuer, Co-Obligors or any of their subsidiaries registered in Australia from time to time, the occurrence of any of the following: (i) it is in liquidation, in provisional liquidation, under administration or wound up or has had a “Controller” (as defined under the Corporations Act 2001 (Cth) (“Corporations Act”)) appointed to its property; (ii) it is subject to any arrangement (including a deed of company arrangement or scheme of arrangement), assignment, moratorium, compromise or composition, protected from creditors under any statute or dissolved (in each case, other than to carry out a reconstruction or amalgamation while solvent on terms approved by the other parties to this document); (iii) an application or order has been made (and in the case of an application which is disputed by the person, it is not stayed, withdrawn or dismissed within 30 days), resolution passed, proposal put forward, or any other action taken, in each case in connection with that person, which is preparatory to or could result in any of the things described in (i) or (ii); (iv) it is taken (under section 459F(1) of the Corporations Act) to have failed to comply with a statutory demand; or (v) it is the subject of an event described in section 459C(2)(b) or section 585 of the Corporations Act (or it makes a statement from which another party to this document reasonably deduces it is so subject). “

(e)          The definition of “Disbursement Documents” in Section 1.1 of the Disbursing Agreement is hereby deleted in its entirety and replaced with the following:

““Disbursement Documents” means, collectively, this Agreement, any note or notes executed by Issuer evidencing the Term Advance, the Disbursement Letter, the Disbursement Monitoring Agreement, the Insurance Policy, the Fee Letter, the Australian Security Documents, the Security Trust Deed, any intellectual property security agreements, any Control Agreements, any landlord waivers, bailee waivers or similar documents, the Perfection Certificates, any guaranties, any Subordination Agreements, any other collateral security agreements and any other agreement entered into by Issuer or any other Co-Obligor pursuant to or in connection with this Agreement and any other document, certificate or other writing executed or delivered by Issuer or any other Co-Obligor pursuant to this Agreement or any of the foregoing, in each case as amended, modified or supplemented from time to time; provided, for the avoidance of doubt, “Disbursement Documents” shall exclude the Series 2023-A Notes, the Series 2024-A Notes, the Trust Indenture and the other Trust Transaction Documents.”

(f)          Clauses (a)(i) and (a)(ii) of the definition of “Excluded Tax” in Section 1.1 of the Disbursing Agreement are hereby deleted in their entirety and replaced with the following:

“(i) a Tax calculated on or by reference to the gross amount of any payment (without allowance for any deduction) derived by a Finance Party under a Transaction Document, the Series 2023-A Notes, the Series 2024-A Notes, or any other document referred to in a Transaction Document; or

(ii) a Tax imposed as a result of a Finance Party being considered a resident of, or organized or doing business in, that jurisdiction solely as a result of it being a party to a Transaction Document or the Notes or any transaction contemplated by a Transaction Document, the Series 2023-A Notes, or the Series 2024-A Notes;”

(g)          The definition of “Insolvency Proceeding” in Section 1.1 of the Disbursing Agreement is hereby deleted in its entirety and replaced with the following:

““Insolvency Proceeding” means any of the following: (a) a petition is filed against any Co-Obligor under any bankruptcy, reorganization, arrangement, insolvency, readjustment of debt, dissolution or liquidation law of any jurisdiction whether now or hereafter in effect, which petition is not dismissed or stayed within sixty (60) days after such filing; (b) a Co-Obligor files a voluntary petition in bankruptcy, a Co-Obligor seeks relief under any provision of any bankruptcy, reorganization, arrangement, insolvency, readjustment of debt, dissolution or liquidation law of any jurisdiction whether now or hereafter in effect, or a Co-Obligor consents to the filing of any petition against it under such law; (c) a Co-Obligor makes an assignment for the benefit of creditors, or a liquidator or trustee is appointed with respect to the Co-Obligor or any of its property by court order or such liquidator or trustee takes possession of such property, which court order remains in effect for more than sixty (60) days, or which possession continues for more than 60 days; or (d) an Australian Insolvency Proceeding.”

(h)          The definition of “Intellectual Property Collateral” in Section 1.1 of the Disbursing Agreement is hereby deleted in its entirety and replaced with the following:

““Intellectual Property Collateral” means all of Issuer’s and any other Co-Obligor’s right, title, and interest in and to the following: (a) any intellectual property of every kind and nature, including without limitation, all Copyrights, Trademarks and Patents; all trade secrets, domain names, design rights, inventions, software and databases, claims for damages by way of past, present and future infringement of any of the rights included above; (b) all licenses or other rights to use any Copyrights, Patents or Trademarks, and all license fees and royalties arising from such use; (c) all amendments, renewals and extensions of any of the Copyrights, Trademarks or Patents; and (d) all proceeds and products of the foregoing, including without limitation all payments under insurance (including without limitation, for the Series 2023-A Notes only, the Insurance Policy) or any indemnity or warranty payable in respect of any of the foregoing.”

(i)          The definition of “Minimum Available Cash Requirement” in Section 1.1 of the Disbursing Agreement is hereby deleted in its entirety and replaced with the following:

““Minimum Available Cash Requirement” means an amount not less than the product of the absolute value of the average monthly Adjusted EBITDA for the three (3) months most recently ended on such date multiplied by the following number set forth below opposite such month under the column “Multiplier”, as reflected in the applicable Compliance Certificate (together with calculations evidencing the same); provided that, the “Minimum Available Cash Requirement” for the fiscal months ending January 31, 2024, February 29, 2024, March 31, 2024, April 30, 2024, May 31, 2024, June 30, 2024 and July 31, 2024 shall mean the amounts set forth below opposite such months under the column “Amount”, as reflected in the applicable Compliance Certificate.

Fiscal Months Ending	Multiplier	Amount (AUD)
June 30, 2023 through November 30, 2023	[***]	[***]
December 31, 2023	[***]	[***]
January 31, 2024	[***]	[***]
February 29, 2024	[***]	[***]
March 31, 2024	[***]	[***]
April 30, 2024	[***]	[***]
May 31, 2024	[***]	[***]
June 30, 2024	[***]	[***]
July 31, 2024	[***]	[***]
August 30, 2024 and on the last day of each month thereafter	[***]	[***]
”

(j)          The reference to “Section 13.9” in the definition of “Patriot Act” in Section 1.1 of the Disbursing Agreement is hereby replaced with “Section 13.10”

(k)          Clause (b) of the definition of “Permitted Indebtedness” in Section 1.1 of the Disbursing Agreement is hereby deleted in its entirety and replaced with the following:

“(b) Indebtedness of Issuer or any other Co-Obligor arising under the Series 2023-A Notes, the Series 2024-A Notes, Trust Indenture or any other Trust Transaction Document;”

(l)          Clause (a) of the definition of “Permitted Lien” in Section 1.1 of the Disbursing Agreement is hereby deleted in its entirety and replaced with the following:

“(a) (i) any Liens existing on the Closing Date that are disclosed in Schedule 7.5 hereto; and (ii) any Liens arising under this Agreement, the other Finance Documents, the Trust Indenture or the other Trust Transaction Documents securing the Series 2023-A Notes, the Series 2024-A Notes, or the Secured Obligations;”

(m)        The reference to “Section 2.2(b)” in the definition of “Reimbursement Obligation” in Section 1.1 of the Disbursing Agreement is hereby deleted and replaced with “Section 2.1(f)”

(n)         The definition of “Security Trustee” in Section 1.1 of the Disbursing Agreement is hereby deleted in its entirety and replaced with the following:

““Security Trustee” means NLC II, LLC (formerly known as Newlight Capital LLC), and any of its successors and permitted assigns.”

(o)         The definition of “Servicer” in Section 1.1 of the Disbursing Agreement is hereby deleted in its entirety and replaced with the following:

““Servicer” means Gallagher IP Solutions LLC, and any of its successors and permitted assigns.”

(p)         The definition of “Tax Deduction” in Section 1.1 of the Disbursing Agreement is hereby deleted in its entirety and replaced with the following:

““Tax Deduction” shall mean a deduction or withholding (to the extent permitted by law) for or on account of Tax from a payment under a Transaction Document or any of the Series 2023-A Notes or the Series 2024-A Notes.”

(q)          The definition of “Trust Indenture” in Section 1.1 of the Disbursing Agreement is hereby deleted in its entirety and replaced with the following:

““Trust Indenture” means that certain Trust Indenture of even date herewith, by and between Issuer, as “Issuer,” and Disbursing Agent, as “Trustee,” pursuant to which certain Note Purchasers (as defined therein) will purchase the Series 2023-A Notes and the Series 2024-A Notes, all as more particularly described, and subject to the terms and conditions therein, and as supplemented by the Second Supplemental Indenture to the Trust Indenture, dated May 24, 2024, between the Issuer, as “Issuer,” and Disbursing Agent, as “Trustee.””

(r)          The definition of “Trust Transaction Documents” in Section 1.1 of the Disbursing Agreement is hereby deleted in its entirety and replaced with the following:

““Trust Transaction Documents” mean the Series 2023-A Notes, the Series 2024-A Notes, Trust Indenture, Placement Agreement (as such term is defined in the Trust Indenture), Servicing Agreement and any other agreement entered into by Issuer or any other Co-Obligor pursuant or in connection with the foregoing documents and any other document, certificate or other writing executed or delivered by Issuer or any other Co-Obligor pursuant to the Trust Indenture or any of the foregoing, in each case as amended, modified or supplemented from time to time; provided that for the avoidance of doubt, “Trust Transaction Documents” shall not include Disbursement Documents.”

(s)              Section 1.3(a) of the Disbursing Agreement is hereby deleted in its entirety and replaced with the following:

“(a)          Australian Terms.          In this Agreement, where it relates to a person or entity incorporated or established under the laws of Australia and including, for the avoidance of doubt, the Australian Co-Obligors, a reference to (a) a person being insolvent means such person being insolvent within the meaning of section 95A of the Australian Corporations Act or otherwise subject to an Australian Insolvency Proceeding, (b) a lien or security interest includes any “security interest” as defined in the Australian PPSA, charge, mortgage, lien or pledge and (c) a deposit account includes an “ADI Account” as defined in section 10 of the Australian PPSA.”

(t)          Section 2.1(a) of the Disbursing Agreement is hereby deleted in its entirety and replaced with the following:

“(a)          Term Advance. Subject to the terms and conditions of this Agreement and the Trust Indenture, Disbursing Agent shall disburse to Issuer (i) on the Closing Date, or as soon thereafter as practical, the proceeds of the Series 2023-A Notes issued under the Trust Indenture, in an aggregate amount of Sixty Million Dollars ($60,000,000) (the “Series 2023-A Term Advance”), (ii) on the Fifth Amendment Effective Date, or as soon thereafter as practical or as otherwise set forth in the Trust Indenture, the proceeds of the Series 2024-A Notes issued under the Trust Indenture, in an aggregate amount of Five Million Dollars ($5,000,000) and (iii) on the date of issuance, or as soon thereafter as practical, the proceeds of any Additional Series 2024-A Notes issued under the Trust Indenture, (clauses (ii) and (iii), the “Series 2024-A Term Advance”), and together with the Series 2023-A Term Advance, the “Term Advance”). Notwithstanding the foregoing, the reference to “the advance” in the definition of “Disbursement” in the Disbursement Monitoring Agreement shall be deemed to refer to the Series 2023-A Term Advance only.”

(u)          Section 2.1(b) of the Disbursing Agreement is hereby deleted in its entirety and replaced with the following:

“(b)          Repayments to Disbursing Agent in Satisfaction of Obligation to Noteholders. Issuer promises to pay to the order of Disbursing Agent, in lawful money of the United States of America, the aggregate unpaid principal amount of each Term Advance disbursed by Disbursing Agent to Issuer hereunder. Issuer shall also pay interest on the unpaid principal amount of each Term Advance at rates and at times in accordance with the terms hereof. Notwithstanding anything to the contrary contained herein or in any other Finance Document, Issuer’s promise to pay to the order of Disbursing Agent the aggregate unpaid principal amount of each Term Advance and interest on the unpaid principal amount of each Term Advance shall not give rise to an obligation of Issuer to that is separate to its obligation to pay principal and interest on the Series 2023-A Notes and the Series 2024-A Notes. At all times, Issuer’s payment of the aggregate unpaid principal amount of each Term Advance and interest on the unpaid principal amount of each Term Advance is to be construed solely as the whole or partial satisfaction of Issuer’s obligation to make payments of principal and interest to the Noteholders.”

(v)          Section 2.1(c) of the Disbursing Agreement is hereby deleted in its entirety and replaced with the following:

“(c)          Relationship with Series 2023-A Notes and the Series 2024-A Notes. Notwithstanding any provision to the contrary contained herein or in any Finance Document, each Term Advance shall be deemed to be repaid or prepaid to the same extent, in the same amounts and at the same times, as the Series 2023-A Notes and/or the Series 2024-A Notes, as the case may be, are redeemed with funds provided by the Issuer, and/or amounts from the Expense Fund (as defined in the Trust Indenture) supplied by the Issuer and/or the “Trust Estate” (as defined in the Trust Indenture) (but not to the extent repaid or prepaid with the proceeds of the Insurance Policy, or other payment by the Insurer), applied, under and in accordance with the Trust Indenture to the payment of the Series 2023-A Notes and/or the Series 2024-A Notes, as the case may be, and to the extent that funds sufficient to pay the Series 2023-A Notes and the Series 2024-A Notes in full have been irrevocably deposited by the Issuer with the Trustee (but not to the extent repaid or prepaid with the proceeds of the Insurance Policy, or other payment by the Insurer), the corresponding liability of Issuer to Disbursing Agent for the payment of each Term Advance will forthwith cease, be satisfied and be completely discharged. For the avoidance of doubt, it is understood that, notwithstanding the foregoing, (i) any Secured Obligations (or any other obligations owed to Servicer, Disbursing Agent or Insurer by the Issuer under the Finance Documents not included within the Secured Obligations) not so paid shall remain outstanding and this Agreement and any other Finance Documents shall remain and be in full force and effect, (ii) no portion of the 2023-A Term Advance shall be deemed to be repaid to the extent that the Series 2023-A Notes are redeemed or paid from the proceeds of the Insurance Policy, and in such event the outstanding Term Advance and all other Secured Obligations and this Agreement and any other Finance Documents shall be deemed to remain outstanding and shall remain and be in full force and effect and (iii) the foregoing shall not impair the Reimbursement Obligation of the Issuer under the Disbursement Documents.”

(w)          Section 2.1(d) of the Disbursing Agreement is hereby deleted in its entirety and replaced with the following:

“Repayment. Prior to the Second Supplemental Indenture Effective Date (as defined in the Trust Indenture), subject to Sections 2.1(b) and 2.1(c) above, with respect to the Series 2023-A Term Advance, Issuer shall make interest only payments on the unpaid principal amount of the Series 2023-A Term Advance in arrears, commencing on the first (1st) day of each month beginning June 1, 2023 (for interest accruing from the Closing Date through May 31, 2023) and ending on May 30, 2024. On and after the Second Supplemental Indenture Effective Date, subject to Sections 2.1(b) and 2.1(c) above, with respect to each Term Advance, Issuer shall make interest only payments on the unpaid principal amount of such Term Advance in arrears, commencing on the first (1st) day of each month beginning June 1, 2023 (for interest accruing from the Closing Date through May 30, 2026) and ending on May 30, 2026. Beginning on June 1, 2026, Issuer shall repay the Term Advance (a) with respect to the Series 2023-A Notes, in eleven (11) equal installments of $2.0 million and (b) with respect to the Series 2024-A Notes, in eleven (11) equal installments of an amount equal to 3.333% of the Series 2024-A Term Advance outstanding (each a “Term Advance Payment”), in each case payable on the first (1st) day of each month ending on Term Advance Maturity Date. All remaining Obligations (including, without limitation, outstanding principal of, and accrued and unpaid interest on, and PIK Interest on, each Term Advance) outstanding after the final Term Advance Payment (if any), shall be due and payable on the Term Advance Maturity Date. Each Term Advance (or any portion thereof), once prepaid or repaid, may not be reborrowed.”

(x)          Section 2.2(a) of the Disbursing Agreement is hereby deleted in its entirety and replaced with the following:

“(a)          Interest Rate. The interest rate on the Series 2023-A Term Advance shall be the same as the interest rate under the Series 2023-A Notes, as supplemented by the Second Supplemental indenture providing for the payment of PIK Interest at the election of the Issuer (subject to the notice requirements set forth therein), and shall be calculated by reference to the Series 2023-A Notes and the Second Supplemental Indenture, and the interest rate on the Series 2024-A Term Advance shall be the same as the interest rate under the Series 2024-A Notes and shall be calculated by reference to the Series 2024-A Notes.”

(y)          The second sentence of Section 2.2(b) of the Disbursing Agreement is hereby deleted in its entirety and replaced with the following:

“Except as set forth below, all Obligations shall bear interest, from and after the occurrence and during the continuance of an Event of Default, at a rate equal to five (5) percentage points above the interest rate applicable to the Series 2023-A Notes immediately prior to the occurrence of an Event of Default; provided that from and after the occurrence and during the continuance of an Event of Default Rate, the Series 2024-A Term Advance shall bear interest at a rate equal to five (5) percentage points above the interest rate applicable to the Series 2024-A Notes immediately prior to the occurrence of an Event of Default (such interest rate, as the case may be, the “Default Rate”).”

(z)          Section 2.2(c) of the Disbursing Agreement is hereby deleted in its entirety and replaced with the following:

“(c)          Payments. Interest on each Term Advance shall be due and payable in arrears, on the first (1st) calendar day of each month during the term hereof, commencing with the first such day of the first full month to occur after the date of such Term Advance. Any payment of interest under the Term Advance will be taken to be a payment of interest under the Series 2023-A Notes or the Series 2024-A Notes, as applicable. Servicer may, at its option, charge any or all Disbursing Agent and Related Expenses, other Obligations and Late Fees against Issuer’s deposit accounts, all as provided in the Trust Indenture. All payments shall be subject to Sections 2.6 and 2.7 below.”

(aa)          Section 4.7 of the Disbursing Agreement is hereby revised to add the following new Section 4.7(e):

“(e)
Notwithstanding anything to the contrary in this Agreement, where the Security Trustee or the Servicer (as applicable) is exercising any right, remedy or power, or undertaking any obligation or duty, under this Agreement in relation to the Security Beneficiaries, the Security Trust Deed, the Australia Security Documents and/or the Intellectual Property Security Agreement, it shall act solely on the written instructions of the Majority of the Security Beneficiaries, with the approval of the Insurer, provided that:

(i)          the instructions of all Security Beneficiaries (which, for the avoidance of doubt, includes the Insurer) is required in respect of:

(A)
any proposed release or discharge of any Australian Security Document and/or the Intellectual Property Security Agreement, the guarantee and indemnity granted under the Security Trust Deed, or of all or any specified assets or any Co-Obligor from or under any Australian Security Document and/or the Intellectual Property Security Agreement, except where the Security Trustee or the Servicer (as applicable) does so in order to give effect to the exercise of a power of sale by an Australian Controller appointed by the Security Trustee or the Servicer (as applicable) in accordance with the applicable Finance Documents

(B)
any proposed amendment or waiver of, or consent under, any Australian Security Document and/or the Intellectual Property Security Agreement which would affect the nature or scope of the Collateral or the guarantee and indemnity granted under the Security Trust Deed, or the manner in which the proceeds of enforcement of the Australian Security Documents and/or the Intellectual Property Security Agreement are distributed; and

(C)	any proposed amendment to the definition of “Majority of the Security Beneficiaries” or this Section 4.7;

(ii)
the instructions of the Noteholders of all Outstanding Series 2023-A Notes and the Insurer is required in respect of any proposed amendment to the Finance Documents that would have a materially adverse and disproportionate effect on the Noteholders of Series 2023-A Notes;

(iii)
the instructions of the Noteholders of all Outstanding Series 2024-A Notes is required in respect of any proposed amendment to the Finance Documents that would have a materially adverse and disproportionate effect on the Noteholders of Series 2024-A Notes; and

(iv)
if an administrator is appointed under Part 5.3A of the Australian Corporations Act to a Co-Obligor which has granted an Australian Security Document over the whole, or substantially the whole, of the Co-Obligor’s property and the Security Trustee or the Servicer (as applicable) has received notification of such appointment but has not received instructions from the Majority of the Security Beneficiaries (with the approval of the Insurer)  in time to enable it to appoint an Australian Controller under the relevant Australian Security Document within the “decision period” (as defined in the Australian Corporations Act), then notwithstanding anything to the contrary in the Finance Documents, the Security Trustee or the Servicer (as applicable) shall appoint an Australian Controller within that decision period.”

(bb)          [Reserved.]

(cc)          Section 6.28 of the Disbursing Agreement is hereby deleted in its entirety and replaced with the following:

“6.28          Debt Service Reserve.  (a) Commencing on the Closing Date until August 31, 2023 and commencing again on November 1, 2023 until December 31, 2023, the Co-Obligors shall at all times maintain a reserve in U.S. Dollars in a deposit account at Commonwealth Bank of Australia or such other account bank as may be acceptable to Servicer in an amount of not less than the debt service payments on the Term Advance consisting of the sum of (i) the next three (3) months of interest payments, plus (ii) the next three (3) months of principal payments, plus (iii) the next three months (3) of applicable fees including Loan Monitoring Fees (clauses (i), (ii), and (iii), collectively, the “Three-Month Debt Service Reserve”). Commencing on January 1, 2024 until July 31, 2024, the Co-Obligors shall at all times maintain a reserve in U.S. Dollars in a deposit account at Commonwealth Bank of Australia or such other account bank as may be acceptable to Servicer in an amount of not less than the debt service payments on the Term Advance consisting of the sum of (i) the next one (1) month of interest payments, plus (ii) the next one (1) month of principal payments, plus (iii) the next one months (1) of applicable fees including Loan Monitoring Fees (clauses (i), (ii), and (iii), collectively, the “One-Month Debt Service Reserve”). Commencing on August 1, 2024, the Co-Obligors shall at all times maintain the Three Month Debt Service Reserve.

(b)          Notwithstanding anything to the contrary in this Agreement, the Disbursement Documents or the Finance Documents, the Disbursing Agent shall be permitted to make a one-time transfer from the proceeds of the Series 2024-A Notes issued under the Trust Indenture to the Debt Service Reserve in an amount equal to the greater of (x) $500,000 and (y) the One-Month Debt Service Reserve. ”

(dd)         Schedule 6.8 (Financial Covenants) is hereby amended and restated in its entirety with the Schedule 6.8 attached hereto as Annex I.

(ee)          Section 7.8 of the Disbursing Agreement is hereby deleted in its entirety and replaced with the following:

“Section 7.8          Transactions with Affiliates. Except for (a) the intra-group company licenses between the Issuer and Carbon Revolution in the form approved by the Servicer prior to the date of this Agreements, (b) the Transfer of registered Intellectual Property Collateral including all underlying copyright, designs or inventions in the same from the Issuer to Carbon Revolution and (c) for the avoidance of doubt, the transactions between OIC and the Issuer contemplated by the Second Supplemental Indenture, directly or indirectly enter into or permit to exist any material transaction with any Affiliate of Issuer or any other Co-Obligor, except for transactions that are in the ordinary course of such Person’s business, upon fair and reasonable terms that are no less favorable to Issuer and any such Co-Obligor than would be obtained in an arm’s length transaction with a non-affiliated Person.”

(ff)          Section 13 (General Provisions) of the Disbursing Agreement is hereby amended by adding the following as a new Section 13.9 (Successor Agents), and the existing Sections 13.9 through Section 13.14 shall be adjusted by one number and all internal cross-references therein shall be deemed updated (e.g., the existing “Section 13.9 (Patriot Act)” shall become “Section 13.10 (Patriot Act)):

“13.9          Successor Agents.

(a)          Assurances

Despite Section 13.9(b) and the terms of any Finance Document, no resignation, removal or release of the Security Trustee takes effect unless:

(i)  a successor Security Trustee has been appointed in accordance with this Section 13.9;

(ii) the successor Security Trustee undertakes to act as Security Trustee and be bound in that capacity by the terms of the Security Trust Deed and each other Finance Document to which the Security Trustee is a party and executes documents, if required by a Security Beneficiary, to confirm that undertaking; and

(iii) the successor Security Trustee obtains title to each Australian Security Document and the Trust Fund (as defined in the Security Trust Deed) in its capacity as Security Trustee.

(b)          Termination of appointment

(i) The Security Trustee may resign at any time by giving at least 20 Business Days’ notice to each Security Beneficiary and the Co-Obligors, or their representative, to that effect.

(ii) The Security Trustee may be removed at any time by the Majority of the Security Beneficiaries (or the Servicer acting on their instructions) giving to the Security Trustee and the Co-Obligors, or their representative, at least 20 Business Days’ notice to that effect.

(iii) On the termination of the Security Trustee’s appointment, whether by resignation, removal or otherwise, the Security Trustee is released from any further obligations as Security Trustee under the Security Trust Deed and the other Finance Documents from the time of that termination, but the release does not prejudice any liability in respect of any default arising before the termination of appointment.

(c)          Appointment of successor Security Trustee

(i) If the appointment of the Security Trustee is terminated by resignation, removal or otherwise, the Majority of the Security Beneficiaries (or the Servicer acting on their instructions) may appoint a successor Security Trustee. For this purpose, the parties to this Agreement hereby instruct the Servicer to appoint Gallagher IP Solutions LLC as Security Trustee in accordance with the Deed of Resignation and Appointment, which instructions are deemed to constitute instructions to the Servicer from the Majority of the Security Beneficiaries to appoint Gallagher IP Solutions LLC as successor Security Trustee.

(ii) If no successor Security Trustee is appointed or accepts their appointment (in each case, in accordance with Section 13.9(c)(i)), then, within 30 Business Days after:

(A)	notice of resignation or removal is given in accordance with Section 13.9(b); or

(B)	the Security Trustee’s appointment is otherwise terminated,

the terminated Security Trustee may, on behalf of each Security Beneficiary, appoint a successor Security Trustee on the same terms (other than with respect to fees, provided that the fees of the successor Security Trustee are consistent with then current market practice) as the terminated Security Trustee.

(iii) The appointment of a successor Security Trustee may be made:

(A)	by instrument in writing executed by or on behalf of the person or persons authorised to make the appointment;

(B)	by deed of appointment; or

(C)	by any other method permitted by law.

(iv) The Security Trustee, each Security Beneficiary and each Co-Obligor must do all things reasonably necessary, including executing any deeds or other documents, to ensure that the appointment of any successor Security Trustee is properly and promptly effected and to ensure that all assets and property of the Trust Fund (as defined in the Security Trust Deed) are vested in the successor Security Trustee, including (but not limited to):

(A)	delivering any title documents (including any executed transfers in blank) to the successor Security Trustee;

(B)
procuring that registrations made on any register (including the Personal Property Securities Register established under the Personal Property Securities Act 2009 (Cth)) to record any Lien are transferred to the successor Security Trustee; and

(C)
making available to the successor Security Trustee all documents and records and providing such assistance as the successor Security Trustee may reasonably request for the purposes of performing its functions as Security Trustee.

(v) When a successor Security Trustee is appointed, the new Security Trustee and each other party to the Finance Documents shall have the same rights and obligations among themselves as they would have had if the new Security Trustee had been an original party to the Finance Documents (other than in relation to any accrued rights against the terminated Security Trustee for default under the Finance Documents).

(vi) Each Security Beneficiary and each other party to this Agreement (other than the Security Trustee), for consideration received, appoints the Security Trustee and the Chief Executive Officer, Chief Operating Officer and Chief Financial Officer for the time being and from time to time of the Security Trustee severally its attorney, in its name and on its behalf, to do all things and execute, sign, seal and deliver (conditionally or unconditionally in the attorney’s discretion) all documents, deeds and instruments necessary or desirable for the appointment of a successor Security Trustee under this Section 13.9 and to vest in that successor Security Trustee all of the Trust Fund (as defined in the Security Trust Deed) or any part of it.

(vii) The power in Section 13.9(c)(vi) may be delegated or a sub-power may be given, and any delegate or sub-attorney may be removed by the attorney appointing it.

(d)          Costs and expenses – change of Security Trustee

(i)
Solely in connection with the replacement of the Security Trustee prior to the Effective Date (as defined in the Deed of Registration and Appointment) and the satisfaction of the conditions subsequent set forth in Section 5 hereof, the Security Trustee shall bear all costs and expenses of terminating and replacing the Security Trustee until such time as the conditions subsequent set forth in Section 5 hereof have been satisfied. On and after the Effective Date (as defined in the Deed of Resignation and Appointment), in the event that Gallagher IP Solution LLC ceases to be the Security Trustee, each of the Issuer and each other Co-Obligor indemnifies the outgoing Security Trustee and the Securities Beneficiaries on demand for all costs and expenses of terminating and replacing the Security Trustee under this Section 13.9, including in the case of removal of the Security Trustee due to the Security Trustee’s fraud, gross negligence or wilful misconduct (in which case, all costs and expenses of the removal and replacement of the Security Trustee will be borne by the Security Trustee).

(e)          Benefit

The laws of New South Wales govern this Section 13.9 which is executed as a deed poll in favour of the Security Trustee and the Security Beneficiaries from time to time. The Security Beneficiaries accept the benefit of this deed poll.”

(d)	The first sentence of Section 13.14 (GST) (which shall become Section 13.15 (GST) following the effectiveness of this Amendment) is hereby deleted in its entirety and replaced with the following:

“Except where the context suggests otherwise, terms used in ~~this~~ the Security Trust Deed and Section 11.06 that have a specific meaning in the GST law (as defined in the A New Tax System (Goods and Services Tax) Act 1999 (Cth) (as amended from time to time)) shall have the same meaning in this Section 13.15.”

(e)          Section 13 (General Provisions) of the Disbursing Agreement is hereby amended by adding the following as a new Section 13.16 (Security Trustee indemnity and limitation of liability):

“Section 13.16 (Security Trustee indemnity and limitation of liability). The parties agree that clause 1.11(b)(i) of the Security Trust Deed is amended to read as follows:

“(i)          the Security Trustee’s liability (including for negligence) to parties other than the Security Trustee is limited to the extent it can be satisfied out of the assets of the Security Trust. The Security Trustee need not pay any such liability out of other assets.””

(f)	Exhibit B (Compliance Certificate) is hereby amended and restated in its entirety with the form of Compliance Certificate attached hereto as Annex II.

2.          Transaction Documents.  The Disbursing Agreement, the other Disbursement Documents, the Indenture and the other Trust Transaction Documents shall be and remain in full force and effect in accordance with their terms and conditions and are hereby ratified and confirmed in all respects.  Except as expressly set forth herein, the execution, delivery, and performance of this Amendment shall not operate as an amendment or modification of the Disbursing Agreement or as a waiver of, or as an amendment of, any right, privilege, protection, limitation of liability, immunity, indemnity, power, or remedy of Servicer or Disbursing Agent under the Disbursing Agreement, the other Disbursement Documents, the Indenture or the other Trust Transaction Documents, as in effect prior to the date hereof, whether in respect of any similar transaction or transaction or otherwise. Reference to this Amendment need not be made in the Disbursing Agreement, the other Disbursement Documents, the Indenture or the other Trust Transaction Documents, or any other instrument or document executed in connection therewith, or in any certificate, letter or communication issued or made pursuant to, or with respect to, the Disbursing Agreement, any reference in any of such items to the Disbursing Agreement being sufficient to refer to the Disbursing Agreement as amended hereby.

3.          Representations, Warranties and Covenants.  Issuer represents and warrants and covenants that immediately before and after giving effect to this Amendment:

(a)          Except as disclosed in writing to the Servicer and Disbursing Agent prior to the execution of this Amendment and other than the representation set forth in Section 5.9 of the Disbursing Agreement, (i) each of the representations and warranties contained in the Disbursing Agreement and in any other document furnished in connection therewith is true and correct in all material respects (provided that any representation and warranty that is qualified as to “materiality,” “Material Adverse Effect” or similar language is true and correct in all respects) on the date hereof (provided, that those representations and warranties expressly referring to a specific date are true and correct in all material respects (or in all respects, if such representation and warranty is qualified as to “materiality”, “Material Adverse Effect” or similar language) as of such date); and (ii) no Event of Default or “Event of Default” as defined under the Indenture has occurred and is continuing or would exist after giving effect to this Amendment;

(b)          the execution, delivery and performance of this Amendment are within the Co-Obligors’ corporate (or equivalent) powers, has been duly authorized by all necessary corporate action of the Issuer, has been duly executed and delivered by the Issuer, does not and will not conflict with nor constitute a breach of any provision contained in any Co-Obligors’ constituent or organizational documents, does not and will not constitute an event of default under any material agreement to which any Co-Obligor is a party or any Co-Obligor is bound and does not violate the terms of the Indenture;

(c)          this Amendment is the legal, valid and binding obligation of the Co-Obligors, enforceable against the Co-Obligors in accordance with its terms, subject to bankruptcy, insolvency and similar laws affecting the enforceability of creditors’ rights generally and to general principles of equity; and

(d)          no Event of Default or payment default under Section 8.1 of the Disbursing Agreement or Section 6.01 of the Indenture has occurred and is continuing.

4.          Effectiveness.  As a condition to the effectiveness of this Amendment and the obligation of the Disbursing Agent to disburse the proceeds of the Series 2024- Notes in the form of the Series 2024-A Term Advance, (a) Disbursing Agent and Servicer shall have received this Amendment duly executed by each of the parties hereto (b) Issuer shall have paid all fees, charges and disbursements of Morgan Lewis & Bockius LLP, Gilbert + Tobin, Akin Gump Strauss Hauer & Feld LLP and the Disbursing Agent and Trustee (including their counsel, Faegre Drinker Biddle & Reath LLP), (c) Disbursing Agent and the Servicer shall have received a certificate of an officer of the Issuer stating that (x) the amendment, change, or modification (i) is authorized by all necessary corporate action of the Issuer, (ii) does not violate the terms of the Indenture, the Disbursing Agreement, the Disbursement Documents, and/or the Trust Transaction Documents, (iii) has been duly executed, and delivered by the Issuer, and (iv) is a legally binding and enforceable obligation of the Issuer in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting creditors’ rights generally (including, without limitation, fraudulent conveyance laws) and by general principles of equity, including, without limitation, concepts of materiality, reasonableness, good faith and fair dealing and the possible unavailability of specific performance or injunctive relief, regardless of whether considered in a proceeding in equity or at law, and the Disbursing Agent may enter into an amendment, change or modification to the Disbursing Agreement solely in reliance on such certificate and is not required to undertake its own analysis with respect to such amendment, change or modification and (y) that (i) the only Indebtedness of the Issuer or any Co-Obligor outstanding as of the date of this Amendment constitutes Permitted Indebtedness and (ii) the only Liens of the Issuer or any Co-Obligor outstanding as of the date of this Amendment constitute Permitted Liens, (d) the Issuer and Trustee shall have duly executed and delivered the Second Supplemental Indenture and the Series 2024-A Notes and (e) the Issuer, the Servicer and each holder of Series 2024-A Notes and the Security Trustee shall have duly executed and delivered the Recognition Deed. Notwithstanding the foregoing, solely with respect to Sections 1(w) and 1(x) of this Amendment, such provision shall not become operative until the Insurer shall have consented to this Amendment in writing.

5.          Conditions Subsequent.

(a)          Within forty-five (45) calendar days following the Fifth Amendment Effective Date, the Australian Co-Obligors, the Disbursing Agent, the Servicer and the Security Trustee shall have done all things reasonably necessary, including executing any deeds or other documents, to ensure that the appointment of Gallagher IP Solutions LLC as successor Security Trustee is properly effected in accordance with the Deed of Resignation and Appointment and to ensure that all assets and property of the Security Trust (as defined in the Security Trust Deed) are vested in Gallagher IP Solutions LLC as the successor Security Trustee.

The failure to deliver the foregoing within the time set forth above shall, unless waived or extended in writing by the Servicer solely upon the written direction of the Majority of the Noteholders (as defined in the Trust Indenture), be deemed to constitute an immediate Event of Default under the Disbursing Agreement.

6.          Reaffirmation of Guarantee and Security Interests. Each of the Co-Obligors (each for this purpose, a “Reaffirming Party”)  hereby confirms that each Disbursement Document to which it is a party or otherwise bound and all Collateral encumbered thereby will continue to guarantee or secure, as the case may be, to the fullest extent possible in accordance with the Disbursement Documents the payment and performance of all Obligations under the Agreement (including all such Obligations as amended and reaffirmed pursuant to this Amendment) under each of the Disbursement Documents to which it is a party.

Without limiting the generality of the foregoing, the Reaffirming Party hereby confirms, ratifies and reaffirms its payment obligations, guarantees, pledges, grants of security interests in favor of the Servicer and other obligations, as applicable, under and subject to the terms of each of the Disbursement Documents to which it is a party. The Reaffirming Party hereby confirms that no additional filings or recordings need to be made, and no other actions need to be taken, by the Reaffirming Party as a consequence of this Amendment in order to maintain the perfection and priority of the security interests in favor of the Servicer created by the Agreement.

The Reaffirming Party acknowledges and agrees that each of the Disbursement Documents to which it is a party or otherwise bound shall continue in full force and effect and that all of its payment obligations, guarantees, pledges, grants of security interests and other obligations, as applicable, under and subject to the terms of such Disbursement Documents shall be valid and enforceable and shall not be impaired or limited by the execution or effectiveness of this Amendment or any of the transactions contemplated hereby.

7.          Disbursement Document; Covenants.  This Amendment constitutes a Disbursement Document for all purposes and all references to the Disbursing Agreement in any Disbursement Document and all references in the Disbursing Agreement to “this Agreement,” “hereunder,” “hereof” or words of like import referring to the Disbursing Agreement, shall, unless expressly provided otherwise, mean and be a reference to the Disbursing Agreement, after giving effect to this Amendment.  Any breach or violation or failure to perform any provision of this Amendment, shall be deemed to be a default under Section 8 of the Disbursing Agreement.

8.             Choice of Law; Venue; Jury Trial Waiver.  Section 12 of the Disbursing Agreement (Choice of Law and Venue; Jury Trial Waiver) is incorporated by this reference in this Amendment as though fully set forth herein, mutatis mutandis.

9.            Counterparts.  This Amendment may be executed in any number of counterparts and by different parties on separate counterparts, each of which, when executed and delivered, shall be deemed to be an original, and all of which, when taken together, shall constitute but one and the same Amendment.  Delivery of an executed signature page or counterpart (or electronic image or scan transmission (such as a “pdf” file) thereof), whether by facsimile transmission, e-mail, similar form of electronic transmission or otherwise (and whether executed manually, electronically or digitally), shall be effective as delivery of a manually executed counterpart and shall create a valid and binding obligation of the party executing the same or on whose behalf such signature page or counterpart is executed.

10.          The Disbursing Agent.  The Servicer hereby authorizes and directs the Disbursing Agent to execute this Amendment, and each of the Servicer and Issuer acknowledges and agrees that, in so acting, the Disbursing Agent (i) shall be entitled to all of the rights, privileges, benefits, protections, indemnities, limitations of liability, and immunities of the Trustee set forth in the Indenture; and (ii) has acted consistently with (and not in breach or violation of) its standard of care under the Indenture.  The Issuer agrees that the execution by the Disbursing Agent of this Amendment is consistent with, and permitted by, the Indenture, the Disbursing Agreement, the Disbursement Documents, and/or the Trust Transaction Documents.

[Balance of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as a deed as of the date first above written.

Issuer

Signed, sealed and delivered by Carbon Revolution Operations Pty Ltd ACN 154 435 355 in accordance with section 127 of the Corporations Act 2001 (Cth) by: /s/ Jacob Dingle	/s/ David Nock
Signature of director	Signature of director/secretary

Jacob Dingle	David Nock
Name of director (print)	Name of director/secretary (print)

Co-Obligors

Signed, sealed and delivered by Carbon Revolution Technology Pty Ltd ACN 155 413 219 in accordance with section 127 of the Corporations Act 2001 (Cth) by: /s/ Jacob Dingle	/s/ David Nock
Signature of director	Signature of director/secretary

Jacob Dingle	David Nock
Name of director (print)	Name of director/secretary (print)

Signed, sealed and delivered by Carbon Revolution Pty Ltd ACN 128 274 653 in accordance with section 127 of the Corporations Act 2001 (Cth) by: /s/ Jacob Dingle	/s/ David Nock
Signature of director	Signature of director/secretary

Jacob Dingle	David Nock
Name of director (print)	Name of director/secretary (print)

[Carbon Revolution  – Signature Page to Fifth Amendment to Proceeds Disbursing and Security Agreement]

Disbursing Agent:

UMB BANK, NATIONAL ASSOCIATION, not in its individual capacity, but solely as Trustee, solely in its capacity as Disbursing Agent

By:	/s/ Julius R. Zamora
Name:	Julius R. Zamora
Title:	Vice President

Servicer:

GALLAGHER IP SOLUTIONS LLC

By:	/s/ Anthony J. McIntyre
Name:	Anthony McIntyre
Title:	Authorized Signatory

Annex I
Schedule 6.8
Financial Covenants1
Fiscal Month Ending	Minimum Trailing Six Month Revenue (AUD)	Minimum Trailing Six Month Adjusted EBITDA (AUD)	Maximum Trailing Six Month Capital Expenditures (AUD)	Maximum Trailing Twelve Month Capital Expenditures (AUD)
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[***]	[***]	[***]	[***]	[***]
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1 For the avoidance of doubt, all financial covenant calculations shall be in Australian Dollars.

[***]	[***]	[***]	[***]	[***]
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Annex II
Exhibit B

COMPLIANCE CERTIFICATE

TO:	GALLAGHER IP SOLUTIONS LLC, in its capacity as Servicer for UMB Bank, National Association, as Trustee, solely in its capacity as Disbursing Agent

FROM:               Carbon Revolution Operations Pty Ltd

The undersigned authorized officer of Carbon Revolution Operations Pty Ltd, a company limited by shares and incorporated in Australia (the “Issuer”) hereby certifies that in accordance with the terms and conditions of the Proceeds Disbursing and Security Agreement among Issuer, the other Co-Obligors from time to time party thereto, Servicer and Disbursing Agent (the “Agreement”), (i) Issuer and each other Co-Obligor is in complete compliance for the period ending _______________ with all required covenants except as noted in any attachment to this Certificate and (ii), all representations and warranties of Issuer and each other Co-Obligor in the Agreement are true and correct in all material respects (provided that that any representation and warranty that is qualified as to “materiality,” “Material Adverse Effect” or similar language is true and correct in all respects) on the date of this Compliance Certificate (provided that those representations and warranties expressly referring to a specific date are true and correct in all material respects (or in all respects, with respect to any representation and warranty that is qualified as to “materiality,” “Material Adverse Effect” or similar language) as of such date), except as noted in any attachment hereto.  Attached herewith are the required documents supporting the above certification.  The undersigned further certifies that (i) any financial statements enclosed herewith fairly present in all material respects the consolidated and consolidating financial condition of the Issuer, the other Co-Obligors and their Subsidiaries as of the end of such period and the consolidated and consolidating results of operations and cash flows of the Issuer, the other Co-Obligors and their Subsidiaries for such period in accordance with International Financial Reporting Standards (IFRS) consistently applied from one period to the next, except (A) as explained in an accompanying letter attached to this Certificate or footnotes and (B) with respect to unaudited financial statements, for the absence of footnotes and subject to normal year-end adjustments (if any).  [The audited financial statements include the required opinion of the independent, certified public accounting firm.]  The undersigned further certifies that, except as noted below (stating the nature and status of any such event and the action the Issuer, the other Co-Obligors and/or their Subsidiaries have taken or intend to take with respect thereto), no Default or Event of Default exists and is continuing.

Please indicate compliance status by circling Yes/No under “Complies” column.

Reporting Covenant	Required	Complies

Annual financial statements and Compliance Certificate (audited)	[***]	Yes	No

Monthly financial statements (in accordance with Section 6.3(a)(ii))	[***]	Yes	No

Report in form acceptable to Servicer containing management discussion and analysis	[***]	Yes	No

Covenants (See 6.3(a)(ii))	Required	Actual	Complies
Carbon Revolution (USA) Cash Assets	[***]	$___________	Yes	No
Cash and cash equivalents pledged to secure Australian Corporate Cards	[***]	$___________	Yes	No

Cash and cash equivalents pledged to secure Indebtedness of the Co-Obligors in respect of clause (t) of the definition of “Permitted Indebtedness”	[***]	$___________	Yes	No

The Debt Service Reserve			Yes	No
	[***]	$___________
	[***]	$___________
	[***]	$___________
	Total $___________	Actual $___________

Compliance Certificate	Together with monthly /annual financial statements		Yes	No

10K and 10Q	(as applicable)		Yes	No

Annual operating budget, sales projections and operating plans approved by board of directors	Annually no later than 60 days of fiscal year end		Yes	No

A/R & A/P Agings	Monthly within 30 days		Yes	No

Bank Statements	Monthly within 30 days		Yes	No

Updated Perfection Certificate	[***]		Yes	No

Financial Covenants[2]	Required	Actual	Complies
[***] [***]	[***]	[______]	Yes	No

[***]	[***]	$___________ (AUD)	Yes	No
[***]	[***]	$___________ (AUD)	Yes	No
[***]	[***]	$___________ (AUD)	Yes	No
Required Disclosures

Disclosures	Frequency
Has the Issuer/Co-Obligor engaged in any M&A activity?	Monthly	Yes	No

Has any allegation been made that any part of the Intellectual Property Collateral or any part of Issuer/Co-Obligor’s operations or its manufacture, use or sale of any products or services violates the Intellectual Property rights of any third party (via any type of communication or actual lawsuit)?
	Monthly	Yes	No

Has any actual or threatened legal dispute of any other kind been made by or against the Issuer/Co-Obligor that could have a Material Adverse Effect?	Monthly	Yes	No

Has any governmental administrative proceeding, subpoena, or civil or criminal investigation of any kind been instituted against the Issuer/ Co-Obligor?	Monthly	Yes	No

Have any Intellectual Property rights of Issuer/ Co-Obligor been legally challenged by a third party?	Monthly	Yes	No

Have any Intellectual Property rights of Issuer/ Co-Obligor been revoked, suspended, terminated, abandoned?	Monthly	Yes	No

Has Issuer/Co-Obligor taken any legal action to enforce any of its Intellectual Property rights?	Monthly	Yes	No

Has the Issuer/Co-Obligor transferred any of the Intellectual Property Collateral (other within Co-Obligor parties)?	Monthly	Yes	No

Have any of Issuer/Co-Obligor’s assets been attached, seized, subject to a warrant or judgment, or levied upon?	Monthly	Yes	No

Has Issuer/Co-Obligor been enjoined, restrained, or in any way prevented by court order from conducting business?	Monthly	Yes	No

Has the Issuer/Co-Obligor provided evidence of renewal of each line of required insurance?	Within 30 days of insurance renewal date	Yes	No

Comments Regarding Exceptions: See Attached.

Signed by Carbon Revolution Operations Pty Ltd ACN 154 435 355 in accordance with section 127 of the Corporations Act 2001 (Cth) by:
Signature of director	Signature of director/secretary
Name of director (print)	Name of director/secretary (print)

MONITOR USE ONLY

Received by: ___
AUTHORIZED SIGNER

Date: ___

Verified: ______
AUTHORIZED SIGNER

Date: ___

Compliance Status	Yes No